Hotels By Day

Notes to Financial Statements

1. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with U.S. GAAP

Nature of Operations

Hotels by Day is engaged in the hospitality hotel booking industry. The Company's work is performed under commission and profit share agreements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Balance Sheet

Hotels By Day receivable and payable amounts which may extend beyond one year. A one-year time period is used as the basis for classifying current assets and liabilities.

Subsequent Events

Hotels By Day has evaluated subsequent events through February 28, 2019, which is the date the financial statements were available to be issued.

2. Investors

On December 24th 2018, Hotels By Day received capital funding from a Wefunder crowd funding campaign. Investors contributions may be converted to shares of common stock or bonds payable at a later date.

Hotels By Day
Profit and Loss
January - December 2018

	Total
Income	
Services	383,895.65
Total Income	**$ 383,895.65**
Gross Profit	**$ 383,895.65**
Expenses	
Advertising & Marketing	
Agency	20,126.57
Banners	2,891.45
Content	4,542.91
Events	2,322.78
Gifts	7,206.95
Marketing Contractors	28,933.64
Merchandising	2,321.19
Print	291.11
Promos	812.85
SEM	54,095.02
TV, Press, Radio	2,133.00
Total Advertising & Marketing	**$ 125,677.47**
Ask My Accountant	0.00
Bad Debt	1,999.00
Bank Charges & Fees	6,063.23
Car & Truck	29.00
Contractors	58,157.01
Recruiting	9,660.25
Technology	43,798.41
Total Contractors	**$ 111,615.67**
Insurance	1,674.85
Job Supplies	55.10
Legal & Professional Services	7,536.25
Meals & Entertainment	8,255.67
Office Supplies & Expenses	1,234.57
GoDaddy	385.55
Software & Services	27,884.42
Total Office Supplies & Expenses	**$ 29,504.54**
Rent & Lease	28,101.76
Repairs & Maintenance	95.37

Revenue Share		3,545.70
Shipping & Freight		32.90
Taxes & Licenses		50.00
Travel		
Air		8,113.01
Conference		3,749.60
Lodging		2,606.72
Transportation		5,714.22
Total Travel	$	**20,183.55**
Utilities		1,616.47
Total Expenses	$	**346,036.53**
Net Operating Income	$	**37,859.12**
Other Expenses		
Amortized Startup Costs		13,242.00
Total Other Expenses	$	**13,242.00**
Net Other Income	-$	**13,242.00**
Net Income	$	**24,617.12**

Hotels By Day
Statement of Cash Flows
January - December 2018

		Total
OPERATING ACTIVITIES		
Net Income		24,617.12
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable (A/R)		47,974.35
Prepaid Expenses		-8,250.00
Amortized Startup Costs		13,242.00
Accounts Payable (A/P)		0.00
Bank of America 4388/0575/7654		-9,227.54
Business Advantage Cash Rewards (3874)		0.00
CORP Account - Business Advantage Cash Rewards (7051)		0.00
Corp Card (2678)/6109/2377		-17,645.70
Corp Card (6639)		5,022.37
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	31,115.48
Net cash provided by operating activities	$	55,732.60
FINANCING ACTIVITIES		
Notes Payable		-0.63
Opening Balance Equity		-81,696.37
Wefunder Investors		81,696.20
Net cash provided by financing activities	-$	0.80
Net cash increase for period	$	55,731.80
Cash at beginning of period		9,474.26
Cash at end of period	$	65,206.06

Hotels By Day
Balance Sheet
As of December 31, 2018

	Total
ASSETS	
Current Assets	
Bank Accounts	
HBD LLC (4831)	60,527.05
Paypal	4,679.01
Total Bank Accounts	$ 65,206.06
Accounts Receivable	
Accounts Receivable (A/R)	25,277.92
Total Accounts Receivable	$ 25,277.92
Other Current Assets	
Prepaid Expenses	8,250.00
Startup Costs	136,998.38
Total Other Current Assets	$ 145,248.38
Total Current Assets	$ 235,732.36
TOTAL ASSETS	$ 235,732.36
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	$ 0.00
Credit Cards	
Bank of America 4388/0575/7654	1,704.83
Business Advantage Cash Rewards (3874)	0.00
CORP Account - Business Advantage Cash Rewards (7051)	0.00
Corp Card (2678)/6109/2377	176.51
Corp Card (6639)	0.00
CORP Account - (0575)	5,748.44
CORP Account - (9470)	0.00
CORP Card (2377)	0.00
Total Credit Cards	$ 7,629.78
Total Current Liabilities	$ 7,629.78
Long-Term Liabilities	
Notes Payable	0.00
Total Long-Term Liabilities	$ 0.00
Total Liabilities	$ 7,629.78

Equity			
Opening Balance Equity			153,955.73
Retained Earnings			-32,166.47
Wefunder Investors			81,696.20
Net Income			24,617.12
Total Equity		$	**228,102.58**
TOTAL LIABILITIES AND EQUITY		$	**235,732.36**

Hotels By Day
Statement of Stockholders Equity
January - December 2018

Stockholder's Equity	Common Stock	
Balance January 1, 2018	$	153,955.73
Wefunder investors	$	81,696.20
Retained Earnings	$	(32,166.47)
Net Income	$	24,617.12
Dividends	$	-
Balance December 31, 2018	$	228,102.58